Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 28, 2020

Registration No. 333-223495

Sterling Bancorp Fixed - to - Floating Rate Subordinated Notes Offering Investor Presentation October 2020

PAGE 2 Forward - Looking Statements and Associated Risk Factors We make statements in this presentation regarding our outlook or expectations for earnings, revenues, expenses and/ or other matters regarding or affecting us that are forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements are typically identified by words such as “believe ,” “expect,” “anticipate,” “intend,” “outlook,” “target,” “estimate,” “forecast,” “project,” “continue,” “positions ,” “ prospects,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions . These forward - looking statements are subject to numerous assumptions, risks and uncertainties which change over time . In particular, our forward - looking statements are subject to the effects of the novel coronavirus disease (COVID - 19 ), which include, but are not limited to, the federal, state and local government actions and reactions to COVID - 19 , the health of our staff and that of our clients, the continuity of our, our clients’ and our third party providers ’ operations, the increased likelihood of cyber and payment fraud risk, the continued ability of our borrowers to repay their loans through out and following the pandemic, the potential decline in collateral values resulting from COVID - 19 and its effects, and the resulting impact upon our financial position, results of operations, cash flows and our outlook . In addition to the effects of COVID - 19 , the following factors, among others, could cause our actual results to differ materially from those contemplated by such forward - looking statements : business disruption ; a failure to grow revenues faster than we grow expenses ; a deterioration in general economic conditions, either nationally, internationally , or in our market areas, including extended declines in the real estate market and constrained financial markets ; inflation ; the effects of, and changes in, trade ; changes in asset quality and credit risk ; introduction, withdrawal , success and timing of business initiatives ; capital management activities ; customer disintermediation ; and our success in managing those risks . Other factors that could cause our actual results to differ from those indicated in forward - looking statements are included in the “Risk Factors” section of our filings with the Securities and Exchange Commission . The forward - looking statements speak only as of the date they are made and we undertake no obligation to update these forward - looking statements to reflect events or circumstances that occur after the date on which such statements were made .

PAGE 3 Forward - Looking Statements and Associated Risk Factors (cont.) Certain financial information contained in this presentation should be considered to be an estimate pending the filing with the Securities and Exchange Commission of our Quarterly Report on Form 10 - Q for the quarter ended September 30 , 2020 . While we are not aware of any need to revise the results disclosed in this presentation, accounting literature may require information received by management between the date of this presentation and the filing of the Quarterly Report on Form 10 - Q to be reflected in the results of the fiscal period, even though the new information was received by management subsequent to the date of this presentation . This presentation contains non - GAAP measures . The reconciliation of those measures to the most comparable GAAP measures is included at the end of this presentation . For more information on this reconcilement, please refer to the Company’s reports on Form 10 - K and 10 - Q filed with the SEC . We have filed a registration statement (including a prospectus) (File No . 333 - 223495 ) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates . Before you invest, you should read the prospectus and the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the issuer, any underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Piper Sandler & Co . toll - free at 866 - 805 - 4128 , U . S . Bancorp Investments, Inc . at 877 - 558 - 2607 , and PNC Capital Markets | PNC FIG Advisory at 800 - 622 - 7086 . Certain information contained in this presentation and statements made orally during this presentation relates to or is based on publications and other data obtained from third party sources . While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof .

PAGE 4 Offering Summary Issuer: Sterling Bancorp (NYSE: STL) Security: Fixed - to - Floating Rate Subordinated Notes Format: SEC - registered Size: $175MM Maturity: 10NC5 Expected Rating (1) : Kroll BBB Use of Proceeds: Contribution to Sterling National Bank for redemption of its subordinated notes callable in April 2021 and remainder for general corporate purposes Bookrunners : Piper Sandler & Co . U.S. Bancorp Investments, Inc. PNC Capital Markets | PNC FIG Advisory Launch Date: October 28, 2020 (1) Kroll outlook for all long - term ratings is s table

PAGE 5 Double Leverage & Interest Coverage ($ in thousands) Calculation of Double Leverage As of December 31, As of Sep 30, Pro Forma 2015 2016 2017 2018 2019 2020 2020 ¹ Equity Investment in Subsidiaries $1,709,500 $1,843,476 $4,373,119 $4,513,578 $4,643,022 $4,665,267 $4,665,267 Consolidated Equity $1,665,073 $1,855,183 $4,240,178 $4,428,853 $4,530,113 $4,557,785 $4,557,785 Double Leverage Ratio 102.7% 99.4% 103.1% 101.9% 102.5% 102.4% 102.4% Proposed Downstream of Net Proceeds to Sterling National Bank $150,000 Pro Forma Equity Investment in Sterling National Bank $4,815,267 Pro Forma Double Leverage Ratio 105.6% Calculation of Interest Coverage For the Year Ended December 31, For the Nine Months Ended Sep 30, Pro Forma 2015 2016 2017 2018 2019 2020 2020 ¹ Total Deposit Interest $17,478 $33,189 $56,110 $130,096 $192,361 $92,142 $92,142 Subordinated Debt - New Issuance Interest 5,578 Other Interest Expense 19,447 24,093 50,196 110,974 91,256 36,374 36,374 Total Interest Expense $36,925 $57,282 $106,306 $241,070 $283,617 $128,516 $134,094 Pre-Tax Income $97,949 $207,354 $180,970 $566,230 $539,966 $160,694 $155,116 Preferred Stock Dividends 2 $0 $0 $3,894 $10,100 $9,670 $6,335 $6,335 Ratio of Earnings to Fixed Charges: Interest Coverage (including deposit expense) 3.7x 4.6x 2.7x 3.3x 2.9x 2.3x 2.2x Interest Coverage (excluding deposit expense) 6.0x 9.6x 4.6x 6.1x 6.9x 5.4x 4.7x Ratio of Earnings to Fixed Charges and Preferred Stock Dividends: Interest Coverage (including deposit expense) 3.7x 4.6x 2.6x 3.2x 2.8x 2.1x 2.1x Interest Coverage (excluding deposit expense) 6.0x 9.6x 4.3x 5.6x 6.3x 4.6x 4.1x (1) Assumes $175.0 million gross subordinated note offering, variable underwriting costs of 1.25%, an illustrative 4.25% coupon and that $150 million of net offering proceeds are down streamed to Sterling National Bank (2) The preference security dividend requirement represents the amount of pre-tax earnings required to cover the preferred stock dividend calculated based on the Company's effective income tax rate for the period

PAGE 6 Regulatory 9/30/20 9/30/20 Tangible Common Equity / Tangible Assets 9.15% 9.10% -5 bps NA NA NA Tier 1 Leverage Ratio 5.00% 9.93% 9.87% -6 bps 10.48% 10.95% 47 bps Common Equity Tier 1 Ratio 7.00% 11.18% 11.18% 0 bps 12.39% 13.01% 62 bps Tier 1 Risk-based Capital Ratio 8.50% 11.75% 11.75% 0 bps 12.39% 13.01% 62 bps Total Risk-based Capital Ratio 10.50% 14.17% 14.88% 71 bps 13.86% 14.48% 62 bps Loans as a % Total Risk-Based Capital Commercial Real Estate (excluding Multi-Family and ADC) 170% 161% 174% 166% Commercial Real Estate (including Multi-Family and ADC) 323% 308% 331% 317% C&I 274% 261% 280% 268% Sterling Bancorp Sterling National Bank "Well Capitalized" Including Capital Conversion Buffer Illustrative Pro Forma (1) Increase / Decrease Illustrative Pro Forma (1) Increase / Decrease Capital Adequacy Summary ▪ Robust capital position in excess of “Well Capitalized” regulatory guidelines ▪ Tier 2 qualifying debt being issued will further strengthen regulatory capital ratios and provide capital to support growth ▪ No asset class concentrations (1) Pro forma assumes intention to down stream $150 million of net offering proceeds to Sterling National Bank.

Excerpt From Earnings Presentation for the Quarter Ended September 30, 2020

Sterling Value Proposition

Robust Capital Levels and Growing PPNR

Strong run-rate profitability and growing PPNR as of the quarter ended

- Strong adjusted PPNR excluding accretion income(1) of $123.3 million; growth of 8.3% over linked quarter
- Revenue growth of 3% Q-o-Q
- Stabilized net interest margin excluding accretion income of 3.10%
- Adjusted operating efficiency ratio (1) of 43.1%; positive operating leverage over linked quarter

Robust capital levels

- TCE / TA(1) of 9.15% at 9/30/2020
- Growing tangible book value per common share by 5%+ in 2020

Strong Reserves and Improving Credit Trends

Conservative reserve position given underlying credit profile

- ACL / total portfolio loans of 1.46%
- Collateralized and well-secured loan portfolio
  - MF CRE @ 44% WA LTV
  - Other CRE @ 52% WA LTV

Improving credit trends

- Deferrals @ ~2% of total loan portfolio at 9/30/2020
- Significant decrease in NPLs of $79.8 million Q-o-Q through proactive credit management and loan portfolio sales
- Prudently managing and reserving for Covid-at-risk portfolios

Distinct Business Model with Proven Record of Generating Results

Track record of delivering results

- Five-year CAGR in tangible book value per common share of 14%
- Strong adjusted ROTCE and ROATA from 2015 through 2019

Building the business model for the future

- Merging single point of contact model with contemporary digital platform
- Diverse asset classes with diverse geographic reach

Reinstated stock buy-back program; targeting a 50% total payout ratio near-term

(1) Adjusted PPNR excluding accretion income, adjusted operating efficiency ratio, tangible common equity and tangible assets are non-GAAP measures. Refer to pages 22 through 26 for details on adjusted / non-GAAP financial measures

STERLING BANCORP

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Q3 2020 Highlights

Key Financial and Operating Results	▪ Total assets of $30.6 billion; total portfolio loans of $22.3 billion; total deposits of $24.3 billion ▪ Diluted EPS available to common stockholders of $0.43 (as reported) / $0.45 (as adjusted) (1) ▪ Net income avail to common of $82.4 million (as reported) / $87.7 million (as adjusted) (1) ▪ Adjusted pretax pre-provision net revenue (1) of $132.5 million including accretion income ▪ Net interest income grew $4.5 million to $217.8 million; tax equivalent NIM excluding accretion income of 3.10%, an increase of five basis points over linked quarter ▪ Total commercial loans of $20.3 billion, growth of 11.7% Y-o-Y ▪ Total deposits of $24.3 billion, growth of 12.40% Y-o-Y ▪ Total cost of funding liabilities decreased by 21 bps to 42 bps (linked quarter) ▪ Yield on loans decreased by 21 bps (linked quarter) to 3.82% ▪ Annualized adjusted opex of $420.9 million; adjusted operating efficiency ratio of 43.1%
Asset Quality & Capital	▪ ACL / portfolio loans of 1.46% and ACL / NPLs of 180.2% ▪ Completed sales of small balance transportation finance loans and residential NPLs ▪ Tangible book value per common share(1) of $13.57; growth of 5.2% Y-o-Y ▪ TCE / TA of 9.15% and estimated Tier 1 Leverage Ratio of 9.93% ▪ Declared a dividend per common share of $0.07 on October 21, 2020
Balance Sheet Optimization	▪ Loans to deposits ratio of 91.9%; ample liquidity available ▪ Investment securities to earning assets of 15.6% ▪ Entered agreement to sell $267.6 million of PPP loans in Q4 2020 ▪ Reinstated common stock repurchase program in Q4 2020

(1) Adjusted / non-GAAP results exclude certain charges and gains. Refer to pages 22 through 26 for details on adjusted / non-GAAP financial measures.
(2) Capital ratios represent estimated figures pending completion of quarterly regulatory reports.

STERLING BANCORP

PAGE 9

Strong Balance Sheet Position

($ in millions, except per share data)	Quarter Ended 9/30/2019	6/30/2020	9/30/2020	Linked Q Δ	YOY Δ
Selected Balance Sheet Data:					
Total Assets	$30,078	$30,840	$30,618	(0.7)%	1.8 %
Total Portfolio Loans, Gross	20,830	22,295	22,282	(0.1)%	7.0 %
Total Commercial Loans	18,204	20,142	20,342	1.0 %	11.7 %
Allowance for Credit Losses - Loans	105	365	326	(10.8)%	211.2 %
Investment Securities, net of ACL - HTM securities	5,047	4,546	4,201	(7.6)%	(16.8) %
Average Total Interest Earning Assets	26,354	27,240	27,163	(0.3)%	3.1 %
Core Deposits (1)	20,296	21,904	22,563	3.0 %	11.2 %
Tangible Common Stockholders' Equity(2)	2,610	2,562	2,640	3.0 %	1.1 %
Tangible Book Value per Common Share(2)	12.90	13.17	13.57	3.0 %	5.2 %
Balance Sheet and Capital Ratios:					
Loans to Deposits	96.5 %	94.5 %	91.9 %	(260)	(460)
ACL - loans / Total Loans	0.50	1.64	1.46	(18)	96
ACL - loans / Non-performing Loans	54.8	140.2	180.2	4,000	12,540
Tangible Common Equity / Tangible Assets(2)	9.22	8.82	9.15	33	(7)
Reported Regulatory Capital Ratios(3)					
Common Equity Tier 1 Capital Ratio	11.7 %	11.0 %	11.2 %	20	(50)
Tier 1 Leverage Ratio	9.8	9.5	9.9	40	10
Total Risk Based Capital Ratio	13.5	14.2	14.0	(20)	50
Reported Regulatory Capital Ratios - Full Phase-in(3)					
Common Equity Tier 1 Capital Ratio	—	10.5 %	10.8 %	30	N/A
Tier 1 Leverage Ratio	—	9.1	9.6	50	N/A
Total Risk Based Capital Ratio	—	13.7	14.4	70	N/A

(1) Core deposits include retail, commercial and municipal transaction accounts, money market, saving accounts, certificates of deposit accounts and reciprocal Certificate of Deposit Account Registry balances ("CDARs") and excludes brokered and wholesale deposits.

(2) See pages 22 through 26 for a reconciliation of non-GAAP / adjusted financial measures.

(3) Capital ratios represent estimated figures pending completion of quarterly regulatory reports.

STERLING BANCORP

PAGE 10

PAGE 11 (1) See pages 22 through 26 for a reconciliation of non - GAAP financial measures. Strong Pretax Pre - Provision Net Revenue Generation

PAGE 12 $326 Change in Allowance for Credit Losses in Q3 2020 ($ in millions) ▪ Modeling based on Moody’s September 20, 2020 macro - data and State and MSA level of October 4, 2020 ▪ Additional CECL reserves of $8.3 million for unfunded loan commitments and HTM securities ▪ Residential NPL and small balance transportation finance loan sales resulted in net charge - offs of $57.4 million, which had been previously reserved for in CECL modeling ▪ Net charge - offs on the remaining loan portfolio were $13.1 million, or 0.24% of total portfolio loans annualized ▪ Total NPLs decreased by $79.8 million to $180.9 million, and were 0.81% of total loans ▪ Provision for credit losses - loans was $31.0 million in Q3 2020 ▪ Total loan payment deferrals were $466.2 million, or 2.1% of total portfolio loans ▪ ACL to total portfolio loans of 1.46% ▪ ACL to NPLs of 180.2% Overview of CECL Reserves

Progression of Loan Portfolio and Yields

($ in millions)	Loans O/S			Yield	
Asset Class	9/30/19	9/30/20	Growth	Q3 19	Q3 20
Traditional C&I	$ 2,377	$ 3,319	39.6 %	5.25 %	3.59 %
ABL	1,174	875	(25.5)	6.33	5.41
Payroll finance	209	134	(35.9)	7.17	4.61
Warehouse lending	1,457	1,706	17.1	4.49	2.83
Factored receivables	278	210	(24.5)	4.59	2.86
Equipment finance	1,175	1,568	33.4	5.43	4.11
Public sector[(1)]	1,123	1,520	35.4	4.08	3.81
CRE	5,198	5,780	11.2	4.85	4.02
Multi-family	4,779	4,598	(3.8)	4.82	4.03
ADC	434	633	45.9	5.76	3.83
Total Commercial	18,204	20,342	11.7	4.95	3.84
Residential mortgage	2,370	1,740	(26.6)	5.08	3.65
Consumer	256	200	(21.9)	5.75	3.90
Total portfolio loans	$ 20,830	$ 22,282	7.0 %	4.97 %	3.82 %

- Growth in traditional C&I includes $649.0 million of PPP loans
- Growth in equipment finance mainly due to loans acquired in Q4 2019 partially offset by sale of small business transportation loans in Q3 2020
- ADC growth focused on funding of affordable housing programs
- Warehouse lending volumes benefiting from higher refi activity given decrease in interest rates
- Resi mortgage decline reflects continued run-off plus NPL sale in Q3 2020
- Yields were impacted by declines in prime and LIBOR earlier in the year
- Weighted avg. origination yield on new commercial loans of 3.66%
- Geographic distribution of loan originations was approximately 35% in New York
- Accretion income on acquired loans was $9.2 million

(1) Yield data on public sector finance loans is shown on a tax equivalent basis using the 21% federal tax rate.

STERLING BANCORP
PAGE 13

PAGE 14 ▪ Securities represent 15.6% of total earning assets at 9/30/2020 ; long term target of 15% anticipated to be achieved by Q4 2020 ▪ Tax equivalent yield of 3.09% (1) ▪ Unrealized gains across the portfolio ∗ AFS portfolio - $119.9 million ∗ HTM portfolio - $117.7 million ∗ Mainly driven by MBS and municipal securities ▪ Lower rated corporate securities include regional banks and S&P 500 companies ▪ Non - rated corporate securities include regional and larger community banks ▪ Limited impact from CECL adoption - ACL on HTM securities portfolio was $1.5 million at 9/30/2020 (1) Represents yield for the quarter ended September 30, 2020. Summary of Credit Ratings ($ in millions) MBS Muni Corp Agencies Total Aaa, Aa1 $ 1,576 $ 1,337 $ — $ 186 $ 3,099 Aa2, Aa3 — 371 18 — 389 A1, A2 — 91 77 — 168 Baa1 & Below — — 135 — 135 Non - Rated — 182 230 — 412 Total $ 1,576 $ 1,981 $ 460 $ 186 $ 4,203 Total Portfolio: $4.2 billion Portfolio Composition at 9/30/2020 Conservative Investment Securities Portfolio

PAGE 15 Note: Represents spot data for balances and rates as of the dates shown. Deposit Growth and Reduction in Total Funding Costs ▪ Total deposits grew $654.7 million over the linked quarter; represents annualized growth rate of 11.0% ▪ Weighted average total cost of deposits of 31 bps and total funding costs of 42 bps in Q3 ▪ Anticipate further reduction in commercial and consumer deposit costs in Q4 2020 ▪ ~$874 million of CDs repricing in Q4 2020; expected cost reduction of ~30 bps ▪ Municipal deposit pricing strategy has been fully implemented ▪ Redeemed $450 million of FHLB borrowings with excess cash and deposit liquidity; prepayment penalty was $6.2 million ▪ PPPLF borrowings were fully repaid in mid October ▪ $100 million of FHLB borrowings mature in Q4 2020 with cost of 1.24%

PAGE 16 ($ in thousands) 6/30/20 9/30/20 Change Comments Deposit fees and service charges $ 5,345 $ 5,960 11.5 % Accounts receivable management / factoring commissions and other related fees $ 4,419 $ 5,393 22.0 Bank owned life insurance (“BOLI”) $ 4,950 $ 5,363 8.3 Loan commissions and fees $ 8,003 $ 7,290 (8.9) Investment management fees $ 1,379 $ 1,735 25.8 Other $ 1,509 $ 1,842 22.1 Adjusted non - interest income $ 25,605 $ 27,583 7.7 Net gain on sale of securities 485 642 32.4 Total non - interest income $ 26,090 $ 2 8,225 8.2 ▪ NSF and overdraft fees have remained low as clients maintain excess liquidity ▪ Factoring volume improving as economy restarts; payroll finance volume back to pre - pandemic levels as employers increase temporary staffing / part - time employees ▪ BOLI restructuring has resulted in consistently higher income ▪ Virtual client visits and increase in in - person meetings is driving greater transaction activity ▪ Lower syndication revenues, which are driven by loan origination activity ▪ Modest improvement in activity, but loan swap fees remain below pre - pandemic levels given lower origination volumes Non - Interest Income is Starting to Recover

PAGE 17 ($ in thousands) 6/30/20 9/30/20 Change Comments Compensation and benefits $ 54,668 $ 55,960 2.4 % Stock - based compensation plans 5,913 5,869 (0.7) % Occupancy and office operations 14,695 14,722 0.2 % Information technology 7,312 8,422 15.2 % Amortization of intangible assets 4,200 4,200 — % FDIC insurance and regulatory assessments 3,638 3,332 (8.4) % Other real estate owned, net 1,233 151 (87.8) % Loss on extinguishment of borrowings 9,723 6,241 (35.8) % Other expenses 23,499 20,465 (12.9) % Total non - interest expense $ 124,881 $ 119,362 (4.4) % ▪ Increase was mainly due to $2.2 million in severance incurred in connection with reduction of 151 FTEs ▪ Q2 included write - down of $1.4 million on commercial OREO properties due to pandemic ▪ Prepaid $500 million of FHLB borrowings in Q2 and $450 million in Q3. ▪ FC / real estate strategy will continue; two additional financial centers expected to be consolidated in Q4 2020 ▪ The increase was mainly due to amortization of investments related to various back - office automation and digital loan and deposit initiatives ▪ Covid - related expenses of $3.7 million did not recur Controlling Operating Expenses

PAGE 18 ($ in millions) As of or for the quarter ended Ratios and Balances 9/30/2019 12/31/2019 3/31/2020 6/30/2020 9/30/2020 Asset Quality Data: Non - performing loans to total loans 0.92% 0.84% 1.17% 1.17% 0.81 % Net charge - offs to average loans (annualized) 0.27 0.17 0.13 0.32 1.27 Allowance for credit losses to: Total loans 0.50 0.50 1.50 1.64 1.46 Non - performing loans 54.8 59.3 128.6 140.2 180.2 Non - performing assets to total assets 0.68 0.63 0.88 0.87 0.61 Special Mention Loans $ 137.0 $ 160.0 $ 132.4 $ 141.8 $ 204.3 Substandard Loans 278.0 295.4 402.4 415.9 375.4 Doubtful Loans — — — — — Total Criticized / Classified 414.9 455.4 534.7 557.7 579.7 Loans 30 to 89 days past due 64.8 52.9 69.8 66.3 69.0 Non - accrual and 90 days past due & still accruing 191.0 179.2 253.8 260.6 180.9 Capital Ratio Data (1) : Tangible Common Equity / Tangible Assets 9.22% 9.03% 8.74% 8.82% 9.15 % Tier 1 Leverage Ratio 9.78 9.55 9.41 9.51 9.93 (1) Capital ratios represent estimated figures for the current period pending completion of quarterly regulatory reports. Asset Quality and Capital Ratios

PAGE 19 CECL ACL ($ in millions) Total loans Crit/Class 30 - 89 Days Delinquent NPLs NCOs ACL $ % of Portfolio Traditional C&I $ 3,319 $ 75.2 $ 22.3 $ 21.6 $ (0.4) $ 39.7 1.20 % Asset Based Lending 875 110.2 — 6.1 (1.3) 26.0 2.97 % Payroll Finance 134 0.1 — 0.1 0.3 2.4 1.82 % Mortgage Warehouse 1,706 — — — — 1.5 0.09 % Factored Receivables 210 2.2 — 2.1 (6.7) 5.1 2.45 % Equipment Finance 1,568 60.8 21.0 32.5 (41.3) 35.5 2.27 % Public Sector Finance 1,520 — — — — 4.2 0.28 % Commercial Real Estate 5,780 221.7 7.6 54.4 (3.7) 124.3 2.15 % Multi - family 4,598 49.4 6.6 10.3 — 39.7 0.86 % ADC 633 36.0 — 30.4 — 17.8 2.82 % Total commercial loans 20,342 555.6 57.5 157.4 (53.1) 296.3 1.46 % Residential 1,740 13.8 9.6 13.3 (17.4) 22.8 1.31 % Consumer 200 10.4 1.9 10.2 (0.1) 6.8 3.42 % Total portfolio loans $ 22,282 $ 579.7 $ 69.0 $ 180.9 $ (70.5) $ 325.9 1.46% ▪ Allowance for credit losses is 180.2% of NPLs at 9/30/2020 Note: Equipment finance NCOs included $40.4 million incurred in connection with the sale of $106.2 million of small business commercial transportation loans. Residential NCOs included $17.1 million incurred in connection with the sale of $53.2 million non - performing residential mortgage loans. Asset Quality Statistics by Loan Portfolio

PAGE 20 As of June 30, 2020 As of September 30, 2020 ($ in millions) O/S Balance P&I % of Port O/S Balance P&I % of Port Traditional C&I $ 3,362 $ 213 6.3% 3,319 23 0.7 % Franchise Finance 266 105 39.5% 257 5 1.9 % Other Portfolios 3,096 108 3.5% 3,062 18 0.6 % Commercial Finance 5,805 236 4.1% 6,012 77 1.3 % Equipment Finance 1,700 236 13.9% 1,568 77 4.9 % Other Portfolios 4,105 — — % 4,444 — — % Commercial Real Estate 5,818 750 12.9% 5,780 140 2.4 % Retail 1,331 216 16.2% 1,358 74 5.4 % Hotel / Restaurant 440 107 24.3% 452 13 2.9 % Office 1,320 137 10.4% 1,350 27 2.0 % Other Portfolios 2,727 290 10.6% 2,620 26 1.0 % Multi - family 4,585 198 4.3% 4,598 38 0.8 % ADC 572 17 3.0% 633 — — % Total commercial loans 20,142 1,414 7.0% 20,342 278 1.4 % Residential 1,938 293 15.1% 1,740 176 10.1 % Consumer 215 19 8.8% 200 12 6.0 % Total portfolio loans $ 22,295 $ 1,726 7.7% 22,282 466 2.1 % Note: Information on loan payment deferrals represents deferrals in effect as of June 30, 2020 and September 30, 2020. Loan Deferrals Trends Continue to Improve

PAGE 21 As of September 30, 2020 Total Portfolio Loan Deferrals ($ in millions) O/S Balance DSCR LTV O/S Balance DSCR LTV Retail $ 1,358 1.68 50% $ 74 1.41 58 % Hotel/Restaurant 452 2.24 55 13 1.76 42 Office 1,350 1.74 53 27 1.31 59 Other 2,620 1.92 52 26 1.23 55 Multi - family 4,598 1.57 44 38 1.47 50 Total CRE $ 10,378 1.72 . 49 $ 178 1.41 55 ▪ CRE portfolio has limited exposure to Manhattan ∗ Retail CRE – $259 million ∗ Office CRE - $393 million ▪ Multi - family excluding Co - Op – $2.8 billion of portfolio in NYC boroughs – 50% average LTV ▪ Focus on non - institutional borrowers with substantial equity in properties reduces probability of default ▪ As shown in the table below, conservative CRE underwriting is our first line of defense Note: DSCR and LTV data is as of date of origination or most recent annual credit review. Overview of CRE Loans

PAGE 22 Adjusted Information (non - GAAP financial information) ▪ In this presentation, we have referred to non - GAAP/adjusted results to help illustrate the impact of certain types of items, such as the following: † The impact of the securities gains and losses, non - taxable income, merger - related expenses, charges for asset write - downs, systems integration, retention and severance, gain or loss on extinguishment of borrowings, gains on sale of certain real properties, amortization of non - compete agreements and acquired customer list intangible assets to our net income and non - recurring income tax benefits. † Pretax pre - provision net revenue adjusts our pretax income to add back provision for credit losses. Management believes this is a useful measure to enable users to assess our ability to generate earnings to cover credit losses through a credit cycle. † Our tangible common equity is equal to common stockholders’ equity, less intangible assets, other than servicing rights. These measures are used by management and the Board of Directors on a regular basis, in addition to our GAAP results, to facilitate the assessment of our financial performance and to assess our performance compared to our budgets and strategic plans. These non - GAAP financial measures complement our GAAP reporting and are presented below to provide investors, analysts, regulators and others information and reconciliations that we use to manage and evaluate our business each period. This information supplements our results as reported in accordance with GAAP, and should not be viewed in isolation from, or as a substitute for, our GAAP results.

PAGE 23 ($ in thousands except share and per share data) As of or for the quarter ended 9/30/2019 12/31/2019 3/31/2020 6/30/2020 9/30/2020 The following table shows the reconciliation of pretax pre - provision net revenue to adjusted pretax pre - provision net revenue: Net interest income $ 223,321 $ 228,257 $ 211,772 $ 213,299 $ 217,824 Non - interest income 51,830 32,381 47,326 26,090 28,225 Total net interest revenue 275,151 260,638 259,098 239,389 246,049 Non - interest expense 106,455 115,450 114,713 124,881 119,362 Pretax pre - provision net revenue 168,696 145,188 144,385 114,508 126,687 Adjustments: Accretion income (17,973) (19,497) (10,686) (10,086) (9,172) Net (gain) loss on sale of securities (6,882) 76 (8,412) (485) (642) Net (gain) loss on termination of Astoria defined benefit pension plan (12,097) 280 — — — Loss on extinguishment of debt — — 744 9,723 6,241 Charge for asset write - downs, systems integration, retention and severance — 5,133 — — — Amortization of non - compete agreements and acquired customer list intangible assets 200 200 172 172 172 Adjusted pretax pre - provision net revenue $ 131,944 $ 131,380 $ 126,203 $ 113,832 $ 123,286 Quarterly Non - GAAP/Adjusted to GAAP Reconciliation

Quarterly Non-GAAP/Adjusted to GAAP Reconciliation

($ in thousands except share and per share data)	As of or for the quarter ended				
	9/30/2019	12/31/2019	3/31/2020	6/30/2020	9/30/2020
The following table shows the reconciliation of stockholders' equity to tangible common equity and the tangible common equity ratio:					
Total assets	$ 30,077,665	$ 30,586,497	$ 30,335,036	$ 30,839,893	$ 30,617,722
Goodwill and other intangibles	(1,772,963)	(1,793,846)	(1,789,646)	(1,785,446)	(1,781,246)
Tangible assets	28,304,702	28,792,651	28,545,390	29,054,447	28,836,476
Stockholders' equity	4,520,967	4,530,113	4,422,424	4,484,187	4,557,785
Preferred stock	(137,799)	(137,581)	(137,363)	(137,142)	(136,917)
Goodwill and other intangibles	(1,772,963)	(1,793,846)	(1,789,646)	(1,785,446)	(1,781,246)
Tangible common stockholders' equity	$ 2,610,205	$ 2,598,686	$ 2,495,415	$ 2,561,599	$ 2,639,622
Common stock outstanding at period end	202,392,884	198,455,324	194,460,656	194,458,805	194,458,841
Common stockholders' equity as a % of total assets	14.57 %	14.36 %	14.13 %	14.10 %	14.44 %
Book value per common share	$ 21.66	$ 22.13	$ 22.04	$ 22.35	$ 22.73
Tangible common equity as a % of tangible assets	9.22 %	9.03 %	8.74 %	8.82 %	9.15 %
Tangible book value per common share	$ 12.90	$ 13.09	$ 12.83	$ 13.17	$ 13.57
The following table shows the reconciliation of reported return on average tangible common equity and adjusted return on average tangible common equity:					
Average stockholders' equity	$ 4,489,167	$ 4,524,417	$ 4,506,537	$ 4,464,403	$ 4,530,334
Average preferred stock	(137,850)	(137,698)	(137,579)	(137,361)	(137,139)
Average goodwill and other intangibles	(1,776,118)	(1,780,102)	(1,792,400)	(1,788,200)	(1,784,016)
Average tangible common stockholders' equity	$ 2,575,199	$ 2,606,617	$ 2,576,558	$ 2,538,842	$ 2,609,179
Net income available to common stockholders	120,465	104,722	12,171	48,820	82,438
Net income available to common stockholders, if annualized	477,932	415,473	48,951	196,353	327,960
Reported return on average tangible common equity	18.56 %	15.94 %	1.90 %	7.73 %	12.57 %
Adjusted net income (loss) available to common (see reconciliation on page 23)	$ 105,629	$ 108,855	$ (3,124)	$ 56,926	$ 87,682
Annualized adjusted net income (loss) available to common	419,072	431,870	(12,565)	228,955	348,822
Adjusted return on average tangible common equity	16.27 %	16.57 %	(0.49 %)	9.02 %	13.37 %

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Quarterly Non-GAAP/Adjusted to GAAP Reconciliation

($ in thousands except share and per share data)	As of or for the quarter ended				
	9/30/2019	12/31/2019	3/31/2020	6/30/2020	9/30/2020
The following table shows the reconciliation of the reported operating efficiency ratio and the adjusted operating efficiency ratio:					
Net interest income	$ 223,321	$ 228,257	$ 211,772	$ 213,299	$ 217,824
Non-interest income	51,830	32,381	47,326	26,090	28,225
Total revenue	275,151	260,638	259,098	239,389	246,049
Tax equivalent adjustment on securities	3,586	3,463	3,454	3,411	3,258
Net loss (gain) on sale of securities	(6,882)	76	(8,412)	(485)	(642)
Net (gain) loss on termination of Astoria defined benefit pension plan	(12,097)	280	—	—	—
Depreciation of operating leases	—	—	(3,492)	(3,136)	(3,130)
Adjusted total net revenue	259,758	264,457	250,648	239,179	245,535
Non-interest expense	106,455	115,450	114,713	124,881	119,362
Charge for asset write-downs, systems integration, retention and severance	—	(5,133)	—	—	—
Loss on extinguishment of borrowings	—	—	(744)	(9,723)	(6,241)
Depreciation of operating leases	—	—	(3,492)	(3,136)	(3,130)
Amortization of intangible assets	(4,785)	(4,785)	(4,200)	(4,200)	(4,200)
Adjusted non-interest expense	$ 101,670	$ 105,532	$ 106,277	$ 107,822	$ 105,791
Reported operating efficiency ratio	38.7 %	44.3 %	44.3 %	52.2 %	48.5 %
Adjusted operating efficiency ratio	39.1	39.9	42.4	45.1	43.1

The Company believes the adjusted operating efficiency ratio is a useful tool to help assess the Company's core operating performance.

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Quarterly Non-GAAP/Adjusted to GAAP Reconciliation

($ in thousands except share and per share data)	For the quarter ended				
	9/30/2019	12/31/2019	3/31/2020	6/30/2020	9/30/2020
The following table shows the reconciliation of reported net income (GAAP) and earnings per share to adjusted net income (non-GAAP) and adjusted diluted earnings per share:					
Income before income tax expense	$ 154,996	$ 134,603	$ 6,105	$ 57,902	$ 96,687
Income tax expense (benefit)	32,549	27,905	(8,042)	7,110	12,280
Net income (GAAP)	122,447	106,698	14,147	50,792	84,407
Adjustments:					
Net loss (gain) on sale of securities	(6,882)	76	(8,412)	(485)	(642)
Net (gain) loss on termination of Astoria defined benefit pension plan	(12,097)	280	—	—	—
Impairment related to financial centers and real estate consolidation strategy	—	—	—	—	—
Loss on extinguishment of debt	—	—	744	9,723	6,241
Charge for asset write-downs, systems integration, retention and severance	—	5,133	—	—	—
Amortization of non-compete agreements and acquired customer list intangible assets	200	200	172	172	172
Total pre-tax adjustments	(18,779)	5,689	(7,496)	9,410	5,771
Adjusted pre-tax income (loss)	136,217	140,292	(1,391)	67,312	102,458
Adjusted income tax expense (benefit)	28,606	29,461	(243)	8,414	12,807
Adjusted net income (loss) (non-GAAP)	107,611	110,831	(1,148)	58,898	89,651
Preferred stock dividend	1,982	1,976	1,976	1,972	1,969
Adjusted net income (loss) available to common stockholders (non-GAAP)	$ 105,629	$ 108,855	$ (3,124)	$ 56,926	$ 87,682
Weighted average diluted shares	203,566,582	200,252,542	196,709,038	193,604,431	193,715,943
Reported diluted EPS (GAAP)	$ 0.59	$ 0.52	$ 0.06	$ 0.25	$ 0.43
Adjusted diluted EPS (non-GAAP)	0.52	0.54	(0.02)	0.29	0.45
The following table shows the reconciliation of reported return on average tangible assets and adjusted return on average tangible assets:					
Average assets	$ 29,747,603	$ 30,349,691	$ 30,484,433	$ 30,732,914	$ 30,652,856
Average goodwill and other intangibles	(1,776,118)	(1,780,102)	(1,792,400)	(1,788,200)	(1,784,016)
Average tangible assets	27,971,485	28,569,589	28,692,033	28,944,714	28,868,840
Net income available to common stockholders	120,465	104,722	12,171	48,820	82,438
Net income available to common stockholders, if annualized	477,932	415,473	48,951	196,353	327,960
Reported return on average tangible assets	1.71 %	1.45 %	0.17 %	0.68 %	1.14 %
Adjusted net income (loss) avail to common stockholders (see reconciliation above)	$ 105,629	$ 108,855	$ (3,124)	$ 56,926	$ 87,682
Adjusted net income (loss) available to common stockholders, if annualized	419,072	431,870	(12,565)	228,955	348,822
Adjusted return on average tangible assets	1.50 %	1.51 %	(0.04) %	0.79 %	1.21 %

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